Trean Insurance Group, Inc.
150 Lake Street West
Wayzata, MN 55391

July 13, 2020

BY EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549-3561
Attn:	John Stickel
Attorney Advisor

Re:	Trean Insurance Group, Inc.
Registration Statement on Form S-1
File No. 333-239291

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Securities Act”), Trean Insurance Group, Inc. hereby requests that the effective date of the above referenced Registration Statement to be accelerated by the Securities and Exchange Commission so that the Registration Statement, as then amended, will become effective under the Securities Act at 4:00 p.m. ET on July 15, 2020, or as soon thereafter as practicable.

We request that we be notified of such effectiveness by a telephone call to Dwight S. Yoo of Skadden, Arps, Slate, Meagher & Flom LLP at (212) 735-2573 and that such effectiveness also be confirmed in writing.

Very truly yours,

TREAN INSURANCE GROUP, INC.

By:	/s/ Andrew M. O’Brien
	Name:	Andrew M. O’Brien
	Title:	President and Chief Executive Officer

cc:	Dwight S. Yoo, Skadden, Arps, Slate, Meagher & Flom LLP

[Signature Page to Issuer’s Acceleration Request]